

05041011

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASHINGTON, D.C. 202 SECTION

SEC FILE NUMBER
8- 40035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PXP Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One American Row
(No. and Street)

Hartford (City) Connecticut (State) 06115-0480 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glenn H. Pease (860) 403-5859
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

100 Pearl Street (Address) Hartford (City) Connecticut (State) 06103 (Zip Code)

PROCESSED MAR 31 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 3/30/2005

OATH OR AFFIRMATION

I, Glenn H Pease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PXP Securities Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenn H. Pease
Signature

Vice President, Finance
Title

Lynn M. Kochanski
Notary Public

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PXP Securities Corp.

(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)

Financial Statements
with Additional Information
December 31, 2004



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of
PXP Securities Corp.:

In our opinion, the accompanying statement of financial condition and the related statement of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of PXP Securities Corp. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 at December 31, 2004) is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (the "Parent"). As disclosed in the accompanying notes to these financial statements, the Company has significant transactions with its Parent and its affiliates.

PricewaterhouseCoopers

February 22, 2005

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 882,497
Commissions receivable	18,316
Receivables from related parties	182,143
Deposits with clearing firms	200,715
Prepaid expenses and other assets	12,152
Total assets	$ 1,295,823
Liabilities and Shareholder's Equity	
Accounts payable and accrued liabilities	$ 12,827
Payables to related parties	169,458
Total liabilities	182,285
Shareholder's Equity	
Common stock, no par value, 200 shares authorized, issued and outstanding	
Additional paid-in capital	470,340
Retained earnings	643,198
Total shareholder's equity	1,113,538
Total liabilities and shareholder's equity	$ 1,295,823

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Income
For the Year Ended December 31, 2004

Operating Revenues	
Commissions	$ 3,058,915
Dividends and interest	7,812
Total operating revenues	3,066,727
Operating Expenses	
Commissions and clearance costs	2,384,337
Professional fees	36,000
Outside services	16,729
Other operating expenses	141,731
Total operating expenses	2,578,797
Income before income taxes	487,930
Provision for income taxes	154,594
Net income	$ 333,336

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2004

	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balances at December 31, 2003	$ 470,340	$ 1,009,862	$ 1,480,202
Net income		333,336	333,336
Dividend		(700,000)	(700,000)
Balances at December 31, 2004	$ 470,340	$ 643,198	$ 1,113,538

The accompanying notes are an integral part of these financial statements.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Statement of Cash Flows
For the Year Ended December 31, 2004

Cash flows from operating activities:	
Net income	$ 333,336
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Commissions receivable	250,635
Receivables from related parties	(181,762)
Deposits with clearing firms	7,964
Prepaid expenses and other assets	85,876
Accounts payable and accrued expenses	12,827
Payables to related parties	(279,128)
Net cash provided by operating activities	229,748
Cash flows from financing activities:	
Dividends	(700,000)
Net decrease in cash and cash equivalents	(470,252)
Cash and cash equivalents, beginning of year	1,352,749
Cash and cash equivalents, end of year	$ 882,497
Supplemental cash flow information:	
Income taxes paid, net	$ 318,671

The accompanying notes are an integral part of these financial statements.

1. Operations

PXP Securities Corp. (PSC), a broker-dealer registered under the Securities Exchange Act of 1934, as amended, provides trading services exclusively for affiliated investment advisors and their clients. PSC is the introducing broker in relationships with unaffiliated firms that act as the clearing brokers.

PSC is a wholly-owned subsidiary of Phoenix Investment Partners, Ltd. (PXP). PXP is an indirect wholly-owned subsidiary of The Phoenix Companies, Inc. (PNX).

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation

PSC's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid affiliated money market mutual fund investments.

Revenue and Expense Recognition

Commissions earned are recorded on a trade date basis and are computed based upon contractual agreements. Commissions and clearance costs, included in operating expenses, include clearing charges, commissions paid to executing brokers, and other trading costs recorded on a trade date basis.

Income Taxes

PSC accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended. The statement requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized. At December 31, 2004, PSC had no deferred tax assets or liabilities.

PSC files as a part of the PNX consolidated federal income tax return and is included in certain combined state income tax returns that are required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, PSC also files separate tax returns for all states where appropriate. PSC is a party to a tax sharing agreement by and among PNX and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated on a separate company basis. Benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns.

3. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2004 are as follows:

Current	
Federal	$ 209,955
State and local	(55,361)
Total income tax expense	$ 154,594

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Statement of Income for the year ended December 31, 2004:

Statutory rate	35.0%
Adjustments to tax accruals	4.0
State benefit	(7.3)
Effective income tax rate	31.7%

4. Capital and Reserve Requirement Information

As a broker-dealer registered with the Securities and Exchange Commission, PSC is subject to certain rules regarding minimum net capital. PSC operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for PSC as of December 31, 2004 are as follows:

Aggregate indebtedness	$ 247,943
Net capital	838,419
Ratio of aggregate indebtedness to net capital	.30 to 1

At December 31, 2004, PSC's minimum required net capital is $25,000 based on its aggregate indebtedness. PSC, as an introducing broker, clears all trades with and for customers on a fully disclosed basis with a clearing broker that carries all of the customers' accounts. Accordingly, PSC is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph k(2)(ii) of such rule.

5. Other Related Party Transactions

Intercompany Agreements

PSC is a party to an expense sharing agreement with PXP and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, in 2004 PSC was reimbursed $93,765, net of allocations of $162,391.

PSC has an informal agreement with an affiliate whereby PSC allows the affiliate to participate in commission savings resulting from a separate agreement PSC has with a third party broker. PSC paid this affiliate $250,000 in 2004 related to this agreement, which is included in Commissions and clearance costs on the Statement of Income. The agreement with the third party broker has a 36 month term and expires in September 2005.

Revenues

PSC earned $112,208 in commissions from affiliated mutual funds. PSC's transactions with affiliates comprised approximately 4% of operating revenues for the year ended December 31, 2004. PSC believes that its transactions with these affiliates were competitive with alternative third party sources for each service provided. As of December 31, 2004 commissions receivable from affiliated mutual funds totaled $209.

Receivables from Related Parties

Receivables from related parties as of December 31, 2004 consist of estimated payments in excess of actual expenses paid by PXP and certain of its affiliates on PSC's behalf.

Payables to Related Parties

Payables to related parties as of December 31, 2004 consist of the following:

Tax sharing with PNX and PXP	$ 34,159
Short-term advances and other payables to PXP and its affiliates	135,299
Total	$ 169,458

Related party receivables and payables are reviewed monthly and settled to the extent cash is available.

6. Contingencies

PSC clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between PSC and the clearing brokers, the clearing brokers have the right to charge PSC for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge PSC has no maximum amount and applies to all trades executed through the clearing brokers, PSC believes there is no maximum amount assignable to this right. PSC believes that since it only trades with customer invested funds, the risk of loss is remote. PSC made no payments to clearing brokers related to this guarantee in 2004, and has recorded no liabilities with regard to the commitment as of December 31, 2004.

In addition, PSC has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. PSC monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

PXP Securities Corp.
(A wholly-owned subsidiary of Phoenix Investment Partners, Ltd.)
Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Schedule I

Additional Information

Net Capital

Total shareholder's equity		$ 1,113,538
Less nonallowable assets:		
Receivables from related parties	$ 182,143	
Prepaid expenses	77,810	
Excess deductible	5,000	264,953
Net capital before specific reduction in the market value of securities		848,585
Less securities haircuts pursuant to Rule 15c3-1		10,166
Net capital		$ 838,419

Aggregate Indebtedness

Total liabilities included in statement of financial condition	$ 182,285
Difference resulting from offsetting various liability accounts against related assets	65,658
Aggregate indebtedness	$ 247,943
Minimum net capital required to be maintained (greater of 6-2/3% of $247,943 or $25,000)	$ 25,000
Net capital in excess of minimum requirements ($838,419 - $25,000)	$ 813,419
Ratio of aggregate indebtedness to net capital	.30 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by PXP Securities Corp. in Part II-A of the FOCUS Report on Form X-17A-5 at December 31, 2004.



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholder of
PXP Securities Corp:

In planning and performing our audit of the financial statements and supplemental schedules of PXP Securities Corp. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance



that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2005